Exhibit 99.1

Goldcorp Announces Take-Up of Exeter Shares and Mandatory Extension Period to June 20, 2017

VANCOUVER, June 7, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Offeror") today announced that the offer (the "Offer") to acquire all of the issued and outstanding common shares ("Exeter Shares") of Exeter Resource Corporation ("Exeter") has been accepted by holders of 74,992,886 Exeter Shares representing approximately 80.5% of the total number of Exeter Shares outstanding. As such, each of the conditions to the Offer (including the minimum tender condition under applicable Canadian securities laws) has been satisfied or waived.

CST Trust Company (the "Depositary") has reported that as at 5:00 p.m. (Toronto time) on June 7, 2017, the expiry of the deposit period of the Offer, a total of 74,992,886 Exeter Shares were validly deposited under the Offer and not withdrawn, which represents 80.5% of the total number of Exeter Shares outstanding, excluding those beneficially owned, or over which control or direction is exercised, by the Offeror and its affiliates and associates and any person acting jointly or in concert with the Offeror. The Offeror has taken up and accepted for payment all such deposited Exeter Shares and will pay for such shares as soon as possible and in any event no later than three business days after take-up. If Exeter Shares were tendered through brokers or financial intermediaries, holders of such Exeter Shares will receive payment for their shares through their broker or financial intermediary.

The period during which Exeter Shares may be deposited under the Offer is being extended for the mandatory extension period of ten days until 5:00 p.m. (Toronto time) on June 20, 2017, unless further extended, to allow Exeter shareholders ("Shareholders") who have not yet tendered their Exeter Shares to the Offer an opportunity to do so. Holders of Exeter Shares that accept the Offer will receive 0.12 of a Goldcorp common share in exchange for each Exeter Share acquired by Goldcorp.

Notice has been provided to the Depositary and a Notice of Extension has been filed regarding the mandatory extension to 5:00 p.m. (Toronto time) on June 20, 2017, unless the Offer is further extended, with Canadian and U.S. securities regulatory authorities and will be mailed in accordance with applicable law. Shareholders who have previously validly deposited their Exeter Shares do not need to take any further action to accept the Offer. The Offeror will immediately take up and promptly pay for the Exeter Shares deposited under the Offer during the mandatory extension period.

Immediately prior to this take up and payment, the Offeror did not own any Exeter Shares. Following the take up and payment, the Offeror will own and control 74,992,886 Exeter Shares representing, on a non-diluted basis, approximately 80.5% of the issued and outstanding Exeter Shares. As described in the offer to purchase and circular (as amended), the Offeror intends to replace the current Exeter board of directors and carry out a compulsory acquisition or subsequent acquisition transaction to acquire any Exeter Shares that are not validly deposited under the Offer or any extensions thereof. Shareholders who have not deposited or do not deposit their Exeter Shares pursuant to the Offer prior to such time will continue to hold their Exeter Shares.

The full details of the Offer are set out in the offer to purchase and take-over bid circular, the Notice of Extension and accompanying offer documents (collectively, the "Offer Documents"), which are available on SEDAR at www.sedar.com under Exeter's profile. Goldcorp also concurrently filed with the Securities and Exchange Commission (the "SEC") an amendment to its registration statement on Form F-10 (the "Registration Statement"), which contains a prospectus relating to the Offer, and an amendment to its tender offer statement on Schedule TO, as amended. Exeter has filed with the SEC a Schedule 14D-9 related to the Offer and Exeter's directors' circular dated April 20, 2017, and amended May 26, 2017. Materials filed with the SEC are available electronically without charge at the SEC's website at www.sec.gov.  Documents may also be obtained free of charge from the Offeror by contacting the Information Agent, Kingsdale Advisors at 1-866-851-2743. EXETER SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDCORP, EXETER AND THE OFFER.  This extension constitutes a "subsequent offering period" under U.S. securities laws.  A subsequent offering period does not constitute an extension of the Offer for purposes of U.S. securities laws.  Any Exeter Shares tendered during this subsequent offering period will be immediately taken up and be promptly paid.

An early warning report will be filed on SEDAR at www.sedar.com under Exeter's profile. In order to obtain a copy of the early warning report, please contact Randall Chatwin, Assistant General Counsel at Goldcorp, at telephone number: 604-696-3000

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Goldcorp or Exeter. The securities registered pursuant to the Registration Statement are not offered in any jurisdiction in which such offer is not permitted.

Any questions relating to depositing Exeter Shares can be directed to:

CST Trust Company:
North American Toll Free:	1-800-387-0825
Outside North America, Banks and Brokers Call Collect:	416-682-3860
Email:	inquiries@canstockta.com

Kingsdale Advisors:
North American Toll Free:	1-866-851-2743
Outside North America, Banks and Brokers Call Collect:	416-867-2271
Email:	contactus@kingsdaleadvisors.com

TD Securities Inc.
Telephone:	604-654-3332
Facsimile:	604-654-3671

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Exeter to Goldcorp, the  number of Goldcorp shares to be issued, timing and anticipated take-up and payment, the ability of Goldcorp to complete any compulsory acquisition or subsequent acquisition transaction, the development of the Caspiche project, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Offer and the anticipated timing for completion of the Offer, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction or any compulsory acquisition or subsequent acquisition transaction may not close when planned or at all or on the terms and conditions set forth in the Offer to Purchase; the benefits expected from the Offer not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/07/c7485.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 19:59e 07-JUN-17